Filed by ICO, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ICO, Inc. Commission File No.: 001-08327

[Transcription of ICO, Inc. Investor Conference Call on February 5, 2010]

Operator:
Good morning, ladies and gentlemen, and welcome to the First Quarter 2010 Earnings Report Conference Call.  At this time, all participants are in a listen-only mode.  Later, we will conduct a question and answer session.  Please note that this conference is being recorded.  I will now turn the call over to Mr. John Knapp, Jr.  Mr. Knapp, you may begin.

John Knapp:
Thank you:  Welcome to the 1st quarter 2010 conference call for ICO.  This is of course a bittersweet call for ICO as there is a reasonable probability that our transaction with A. Schulman will close before the time when we would otherwise have our next call.  So this may be our last call.

With me, I have Charlotte Ewart, our General Counsel, and Brad Leuschner, our Chief Financial Officer.  Before we turn to the substantive matters, let’s listen to Charlotte:

Charlotte Ewart:
Thanks, John.

Please note that information reported on this call, speaks only as of today, February 5, 2010, and therefore you are advised that time sensitive information may no longer be accurate at the time of any replay listening.

Also I must caution everyone listening that certain matters discussed in this conference call are “forward-looking statements,” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995.  The Company’s statements regarding trends in the marketplace, potential future results, and any proposed transaction and its timing and effects are examples of such forward-looking statements.  Risks and uncertainties that could cause the forward-looking statements to become untrue or otherwise affect the outcome thereof include, without limitation: the failure to receive the approval of the merger from the Company's stockholders; satisfaction of the conditions to the closing of the merger; costs and difficulties related to integration of businesses and operations; delays, costs and difficulties relating to the merger and related transactions; restrictions imposed by the Company’s outstanding indebtedness; changes in the cost and availability of resins (polymers) and other raw materials; changes in demand for the Company's services and products; business cycles and other industry conditions; general economic conditions; international risks; operational risks; litigation risks; currency translation risks; the Company’s lack of asset diversification; the Company’s ability to manage global inventory, develop technology and proprietary know-how, and attract and retain key personnel; failure of closing conditions in any transaction to be satisfied; integration of acquired businesses; as well as other factors detailed in the Company's Form 10-K for the fiscal year ended September 30, 2009 and the Company’s other filings with the Securities and Exchange Commission (SEC).

Should one or more of such risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.  Any forward-looking statements are made only as of the date of this conference call and the Company undertakes no obligation to publicly update any such forward-looking statements to reflect subsequent events or circumstances.

During today's call, management will discuss both GAAP and non-GAAP financial measures.  With regard to the non-GAAP financial measures discussed on this call, including net debt and earnings per share excluding merger - - uh - - merger-related expenses, please refer to the press release issued yesterday, on February 4, 2010, which can be found on the company's website, for disclosures about these measures and for reconciliation to the most directly comparable GAAP financial measures.

Back to you, John.

John Knapp:	Thank you Charlotte, now let’s turn to Brad for the numbers for the quarter and for an update on the proposed combination with Schulman.

Brad Leuschner:
Thank you John.

Let me begin by giving an update on the proposed merger with A. Schulman.

On December 30, 2009, A. Schulman filed a preliminary S-4, which includes ICO’s preliminary proxy statement, with the SEC.  On January 18, 2010 we announced that the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.  At this time, we are waiting for the SEC to complete their review of the preliminary S-4.  Once their review is complete, we would expect to be in a position to announce the date of our shareholders meeting.  We still expect the transaction to close in the Spring.

Now I will discuss the results for our first quarter.

I will begin by discussing the first quarter results of 2010 compared to the first quarter results of 2009.

Our revenues for the first quarter increased $6 million or 8% to $85.4 million.  This was the result of an 11% increase in volumes.  This increase was throughout the Company as all regions reported an increase.  The increase highlights the recovery we began to experience at the tail end of last year.  All three months in the quarter had higher volumes than the same month last year, a trend that started in September.  Along with the volume increase, the translation effect of stronger foreign currencies caused an increase in revenues of $8 million.  Lower average selling prices as a result of lower average resin prices reduced revenues by $10 million.

As a result of the increased volume and lower resin prices, our gross margin increased 440 basis points to 17.1%.  Gross profit increased $4.5 million or 44% as a result of the increased revenues and gross margins.  Partially offsetting the benefit from the gross profit improvement was a $1.0 million increase in SG&A.  This increase was primarily a result of merger related expenses of $940,000, or $.03 per share, related to legal and consulting fees.  In addition, we incurred $142,000 of restructuring costs related to the relocation to a new plant in Australia, as previously announced in connection with the MicroPellets transaction, which is recorded in the long-lived asset impairment, restructuring and other costs line item.

As a result of the above items, operating income improved $2.7 million to $2.3 million, up from a loss of $450,000 in the prior year.

Our effective tax rate was 39% this quarter.  The higher rate was a result of certain of the merger expenses not being deductible.

Net income was $1.0 million, or $.04 per share.  Excluding the impact from the merger expenses, net income would have been approximately $.07 per share.

Looking at the segments, ICO Europe’s operating income improved $1.8 million to income of $1.7 million.  This was primarily a result of an improvement in volumes of 10%.  Our Asia Pacific region improved from a loss of $1.3 million to a loss of $200,000, an improvement of $1.1 million.  $700,000 of this improvement was related to no - - to no longer having an operation in Dubai, which incurred a loss of $700,000 in the first quarter of last year.  The remaining improvement was related to the increased level of volumes and an improvement in feedstock margins.  We also incurred a little over $400,000 of costs in our Australian operation associated with the relocation from our old site to the former MicroPellets site and from operating for a period of time during the quarter in both plants.  We expect these costs to decline next quarter.  Our Brazilian operation, which had a volume increase of 47%, improved its operating income by $477,000 to income of $419,000.

Now looking at the sequential quarterly comparison.  For the second quarter in a row, we are reporting revenue and volume improvement.  Revenues increased $4.9 million or 6% and volumes increased 6%.  Offsetting the impact from the revenue improvement, our gross margins declined a hundred….excuse me, 130 basis points to 17.1%, which led to gross profit declining slightly during the quarter.  The gross margin decline was related to a less favorable product mix as well as the impact from the trend in resin prices, which trended upward in the fourth quarter, while in the first quarter trended flat to slightly down, depending on the region.

SG&A increased $300,000 or 3% as a result of an increase in legal and professional fees associated with the proposed merger.

Operating income declined $387,000 or 15% as a result of the higher SG&A and slightly lower gross profit.

Looking at our segments, Bayshore had a much stronger first quarter than fourth, mostly a result of an increase in volumes of 28%.  This resulted in operating income improving 70% to $1.8 million.  Our European segment had an operating income decline of $963,000 or 37% as a result of a 6% volume decline and lower feedstock margins as a result of the trend in resin prices mentioned earlier.

Looking at the balance sheet, our cash declined $8 million during the quarter.  $3 million of this was from debt repayments, $1.4 million due to the five cents per share dividend paid on December 31, 2009 and the rest primarily related to an increase in inventory as a result of the increased business volumes.  Capital expenditures were low during the quarter at $1.0 million and we would expect them to be approximately $2 million next quarter, with the completion of the installation of the second Bayshore line in Malaysia and the installation of a new compounding line in Brazil.

Last, the Board declared a 3.7 cent per share dividend for the quarter which is payable on February 19, 2010 to shareholders on record as of February 15, 2010.

John back to you.

John Knapp:
Thank you, Brad.

Let’s go with the big picture:

We believe that our business is now stable, as noted in the last call, and continues to improve.  We stated that we saw strength in Brazil and Malaysia, and that trend continues today.  As in other multinational firms, the emerging markets are driving our growth.

In Europe, where the general economy is quite soft, we are gaining market share and our results are quite reasonable.  In the U.S., our volumes are slowly coming back, and our management is cautiously optimistic.  In Australia, while we have the challenge of integrating the volumes we acquired and closing our old plant, we believe that our prospects for later in 2010 are quite good.

Our results for the quarter, which include December, historically our slowest month, as reviewed by Brad are acceptable.  Indeed, if we had not incurred extraordinary SG&A expenses, the operating results would have been encouraging.  We believe this trend continues into this quarter and find that our volumes are satisfactory in January.

That said, we remain cognizant that the macro picture, particularly here in the United States, is daunting.  High unemployment and large government deficits cause us great concern.

Our core profitability remains very much intact.  As Brad has pointed out, our net income was $.04 per share.  If we had not incurred extraordinary corporate expenses, primarily related to the merger, those earnings would have been $.07 per share.  Unfortunately, some of those SG&A expenses were not deductible for US tax purposes.  That was a surprise for me.

These earnings were achieved with average estimated capacity utilization of just over 60%.  We continue to state that we’re proud of the work of the people of ICO during these times.

Our balance sheet remains strong.  Our net debt is now some $15 million, up from $10 million last quarter.  Increasing sales requires working capital, and we used cash to buy discounts from vendors.

Volume:

I will skip my normal preamble to volumes sold or processed, but they are a better measure of progress than are revenues.

For our fiscal 2000 - - year of 2009, for the whole year, volumes were down 18% from 2008.  In the first quarter of fiscal year 2010, our volumes were up 11% compared to the first quarter of fiscal 2009.

We have confidence in our positions in the markets we serve, our nimbleness, and our product mix and believe that these will serve to stabilize our business.  Previously we stated that we thought we would be the first of the public resin producers - - processors - - processors to return volume - - - to volume growth.  These numbers confirm that statement.

Margin:

This quarter, our margin was 17.1%, down from 18.4% in the last quarter, but a whole lot better than the December 2009 [2008] quarter.  While we are pleased with this increase, we believe there is ample room for improvement in margin over the long run; it just takes consistent work.

SG&A Percentage:

For the quarter, SG&A was 12% of revenues (this includes approximately $950,000 of direct costs related to the transaction with A. Schulman).  If the transaction costs were excluded, SG&A would be 10.7%, which is almost an acceptable figure.

Operations:

With Bayshore’s prime - - Let’s begin with Bayshore.  With Bayshore’s prime location in the heart of the petrochemical industry in North America, and its scale as one of the largest operating compounding facilities in North America, Bayshore continues to manage well in difficult environments.

Volumes at Bayshore were up 4% from the previous fiscal year’s first quarter, which led to an operating income increase of 6% from the first quarter of fiscal 2009, from $1.7 million to $1.8 million.  Business in the current quarter remains encouraging, although visibility is limited.

However, the current backlog at Bayshore is greater today than it has been in more than two years.

One should note that operating income at Bayshore has averaged $11.7 million over the past four years - - fiscal years.

IPNA, or ICO Polymers North America:

IPNA’s 1st quarter volumes are encouraging.  They were up 19% from a year ago, the same percentage increase we saw in the fourth quarter of 2009 compared to the third quarter.  Clearly, we remain confident in the management team at IPNA and their position in the market.  As we stated in the last call, while it may take a few quarters to shake out, we expect to see the competitive landscape improve.

IPNA’s operating income was $750,000 in the first quarter, up from $600,000 a year ago.

Please note that average operating income at IPNA has been $4.7 million over the past four completed fiscal years.

ICO Asia Pacific or Australasia:

Our business in Malaysia continues to be quite reasonable.  In Australia the challenge is to integrate the customers we acquired from Micropellets, and move out of our old Melbourne space into the  - - uh - -  and into the former Micropellets plant.  Our old plant was closed as of December 31, 2009.  This quarter our challenge is to streamline our product mix and achieve production effectiveness.

As stated in the last call, we don’t expect this transaction to begin to positively impact our earnings until the second quarter of fiscal 2010, and it should continue to do so with more effect during the balance of the fiscal year.  The relocation and integration is an intensive effort and we are grateful to all of our team in Australia for their work and commitment in this effort.

As noted earlier, our Malaysian operations are performing quite well.  The expansion of our compounding capacity for Malaysia for Bayshore products in that market with the installation of a second production line is progressing smoothly.  It is scheduled to begin production in April.

The Asia Pacific region lost $200,000 in the quarter primarily due to the closing costs of the Melbourne plant.  This compares to operating loss of ($5,000), in the previous quarter, and an operating loss of $1,300,000 a year ago.  Volumes processed in the region increased 19% from the same quarter last year.

Over the past four fiscal years our average operating income (excluding goodwill impairment in 2009) in the Asia Pacific business unit has been $1.9 million.  Clearly, we have great expectations for this region, under Derek Bristow’s leadership, in the future.

Europe:

As noted in all calls, we’ve got a great team in Europe, and are building a stronger team - - deeper into the management group to support these efforts.  The results speak for our team’s efforts.

While our numbers in Europe continue to be impacted by the slowing economy, they also reflect the strength of our position in that market.  We earned $1.7 million in operating income during the quarter, compared to losing $150,000 in the same quarter last year.  Volumes were up 10% from the previous year.  We suspect that we are winning market share as we think the European demand is weaker than our numbers reflect.  And we continue to see opportunity for improvement.

Over the last four fiscal years, our average operating income in Europe has been $8.5 million per year.

Brazil:

In the past calls, we have voiced confidence in our team and market position in Brazil.  This quarter, that confidence was confirmed.  Our operating income for the quarter was $420,000, compared to an operating loss of $60,000 in the same quarter last year.  Volume was up 47% year-over-year.

Our previously announced expansion of capacity in Brazil, where we are adding an additional compounding line in our Sao Paulo/Americana plant, is on schedule.  Production should begin in April.

As we have consistently stated, we see opportunities to expand our business in this market so that it becomes more meaningful to ICO.  We expect Brazil and all of Central and South America to - - make a significant contribution to both ICO and Schulman going forward.

For the past four fiscal years, operating income in Brazil has averaged $251,000 per year.

The Big Picture:

We believe that ICO is well positioned to prosper in the current global/economic environment.  We have a lean and focused management team that has proven it can weather these storms, and our plants are well located across the globe.  And evidently, this confidence is shared by A. Schulman.

Comment on the Schulman transaction:

In our last call we discussed the rationale of the combination with Schulman, and Brad has updated you on the status of our regulatory filing, and prospects for the date of the shareholders meeting.  I am going to address the planning for this combination.

Both we and the team at Schulman are excited about the prospects for synergies in this combination.  Both parties anticipate the core synergies are expected to include elimination of duplicate corporate functions, savings from U.S. income taxes, and efficiencies in purchasing.

But the real strength of this combination is the natural fit of our operations, akin to a baseball and a baseball mitt.  The strength of this combination is both geography and product.

I have traveled with Joe Gingo and his team to most of our operations over the past thirty days.  We have seen the enthusiasm of both teams for working together, and we’ve seen the opportunities to cross sell our different but complimentary products and services.  And we’ve seen the opportunity to develop the emerging markets in South America, Asia, and India.

We’ve learned of the strength of the Schulman management team in the field, we’ve seen the professionalism and the opportunities in their Masterbatch labs in Europe, and we’ve seen their drive to win business.

ICO brings to the combination a spirit of entrepreneurship, which if nourished, can benefit the combined companies greatly.  There is some risk that this spirit becomes buried in the larger organization.  But I assure you that Joe Gingo knows and appreciates this risk.

We know that execution is - - of this integration is the key to success, and we pledge our very best to insure that it is done well.  After all, a large percentage of the consideration to be received by ICO shareholders is Schulman common shares.

In closing, as I stated in the last call, I thank the ICO team members throughout the globe for their support and effort over the past four years.  We have accomplished a great deal.  We’ve learned to work together regardless of plant location or nationality, and to treat our associates across the globe with respect.  So the announcement of this merger with Schulman is truly bittersweet.  Once the transaction closes, we will give up our independence as a lean and effective team to join a larger organization.  It will be a different environment, but we are excited for our customers, suppliers, employees, and shareholders.

We’ll take questions now.

Operator:
Thank you.  We will now begin the question-and-answer session.  If you have a question, please press star then one on your touchtone phone.  If you wish to be removed from the queue, please press the pound sign or the hash key.  If you are using a speakerphone, you may need to pick up the handset first before pressing the numbers.  Once again, if there are any questions, press star, then one on your touchtone phone.  Standing by for questions.

Once again, if you have a question, please press star, then one on your touchtone phone.

We have no questions at this time.

John Knapp:	Great. Thank you for listening to this conference call and I guess it is our last call. Goodbye.

Operator:	Thank you, ladies and gentlemen. This concludes today's conference. Thank you for participating. You may now disconnect.

Please Note:	Proper names/organizations spelling not verified. [sic] Verbatim, might need confirmation - - Indicates hesitation, faltering speech, or stammering.

Additional Information

In connection with the proposed transaction, A. Schulman has filed a Registration Statement on Form S-4 with the SEC (Reg. No. 333-164085) containing a preliminary proxy statement/prospectus regarding the proposed merger. STOCKHOLDERS OF ICO ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/ PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to stockholders of ICO.   Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from A. Schulman, Inc. at its website, www.aschulman.com, or from ICO, Inc. at its website, www.icopolymers.com, or 1811 Bering Drive, Suite 200, Houston, Texas, 77057, attention: Corporate Secretary.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

A. Schulman and ICO and their respective directors and executive officers, other members of management and employees and the proposed directors and executive officers of the combined company, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the proposed directors and executive officers of the combined company, A. Schulman's and ICO's respective directors and executive officers and other participants in the proxy solicitation, including a description of their interests, is included in the proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.